Filed by Alliance Bancorp of New England, Inc.

Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934

Subject Company: Alliance Bancorp of New England, Inc.
Commission File No. 001-13405

Date: December 30, 2003

Alliance Bancorp of New England, Inc filed a Form 8-K today containing the following information:

•	Effective as of the close of business on December 12, 2003, American Stock Transfer & Trust Company began acting as transfer agent for Alliance Bancorp of New England, Inc. (“Alliance”). American Stock Transfer & Trust Company will provide all the services to shareholders that were previously provided by Registrar and Transfer Company. American Stock Transfer & Trust Company is located at 59 Maiden Lane, Plaza Level, New York, New York 10038 and can be reached at (800) 937-5449 or at their Internet site www.amstock.com.

•	On December 29, 2003, certain executive officers of Alliance and Tolland Bank exercised options pursuant to agreements between such executives, New Haven Savings Bank, Alliance, and Tolland Bank. The executives are: Joseph H. Rossi, Patrick J. Logiudice, David H. Gonci, Gerald D. Coia, Cynthia S. Harris, Karen Ouimet-Matusek and Donald G. Lorusso. In addition, certain directors also exercised options on December 29, 2003. The directors are D. Anthony Guglielmo and Kenneth R. Peterson.

The information included in this Item 9 shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, nor shall it be incorporated by reference in any filing under the Securities Act of 1933.

ADDITIONAL INFORMATION

The proposed merger of Alliance Bancorp of New England, Inc. (“Alliance”) and NewAlliance Bancshares, Inc., the new holding company for New Haven Savings Bank (“NewAlliance”), will be submitted to the shareholders of Alliance. NewAlliance has filed a registration statement, a proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Stockholders of Alliance are urged to read the registration statement and the proxy statement/prospectus and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You may obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about Alliance and NewAlliance, at the SEC’s Internet site (http://www.sec.gov). Copies of the proxy statement/prospectus and the SEC filings incorporated by reference in the proxy statement/prospectus can be obtained, without charge, by directing a request to Alliance Bancorp of New England, Inc., Karen Ouimet-Matusek, Shareholder Contact, 348 Hartford Turnpike, P.O. Box 2588, Vernon, CT 06066 (860) 875-2500.

Alliance and its directors and executive officers may be deemed to be participants in the solicitation of proxies from the stockholders of Alliance in connection with the proposed merger. Information about the directors and executive officers of Alliance and their ownership of Alliance common stock and additional information regarding the interests of these participants may be obtained by reading the proxy statement/prospectus regarding the proposed transaction.

The information provided in this filing may contain forward-looking statements and describe future plans, strategies, synergies and cost savings related to the merger. The words “believe,” “expect,” “anticipate,” “estimate,” “plan,” “create,” “utilize,” “project” and similar expressions identify forward-looking statements. The ability to predict results or the effect of future plans or strategies including the merger or qualitative or quantitative changes based on market risk exposure is inherently uncertain. Factors which could affect actual results and impact the merger include, but are not limited to, changes in general market interest rates, general economic conditions, legislative/regulatory/tax changes, fluctuations of interest rates, changes in the quality or composition of our loans and investment portfolios, deposit flows, competition, demand for financial services in our markets, and changes in accounting principles. Similar factors are present with respect to the other party to the merger, NewAlliance. These factors should be considered in evaluating the forward-looking statements, and undue reliance should not be placed on such statements.